UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO

REPORTS PASSENGER TRAFFIC INCREASE OF 21.8%

FOR JUNE 2007

Guadalajara, Jalisco, Mexico - July 5, 2007 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“The Company” or “GAP”) today announced terminal passenger traffic figures for the month of June 2007 compared to traffic figures for June 2006.

During June 2007, total terminal passengers increased 21.8% compared to June 2006, driven by domestic passenger traffic, which grew 38.9%.

Compared to June 2006, domestic terminal traffic registered a net increase of 364.9 thousand passengers, driven by passenger traffic at the Company’s twelve airports. It is worth noting the passenger growth at the airports of Tijuana, with 119.9 thousand additional passengers; Guadalajara, with 101.1 thousand additional passengers; Hermosillo, with 21.5 thousand passengers; La Paz, with 21.1 thousand passengers; Bajio, with 20.6 thousand passengers; Puerto Vallarta, with 19.3 thousand passengers; Los Cabos, with 17.1 thousand passengers; Mexicali, with 14.6 thousand passengers; Los Mochis, with 10.8 thousand passengers; Aguascalientes, with 10.6 thousand passengers; Morelia, with 7.5 thousand passengers; and Manzanillo, with 0.5 thousand passengers. The increases continue to be largely attributable to the routes operated by low-cost carriers (LCC’s) such as Interjet, Volaris, Alma, Click, VivaAerobus and Avolar.

It is important to mention that the suspension of AeroCalifornia’s operations during April 2006 had a positive effect on passenger traffic in 2006. Year-over-year, comparisons are higher-than-anticipated in 2007, since in 2006, AeroCalifornia did not re-initiate operations until the beginning of August.

International terminal passenger traffic declined 3.1% with respect to June 2006, representing a decrease of 28.0 thousand passengers. Decreases in international passenger traffic at the Guadalajara, Bajio, Aguascalientes and Morelia airports were possibly a result of the substitution effect as several of the LCC’s have increased the number of frequencies to and from Tijuana. This resulted in numerous passengers choosing to fly to the U.S. via Tijuana due to lower fares, therefore decreasing traffic on flights to and from California.

Decreases in international passenger traffic at the Hermosillo airport resulted from the reduction of traffic on the Hermosillo-Phoenix route.

For more information, visit: www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona
Peter Majeski
Grupo Aeroportuario del Pacifico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 216	Tel: 212-406-3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

The decrease in international passenger traffic at the Los Cabos airport in June 2007 compared to June 2006 was due to the effects of Hurricane Wilma, which caused damage to airports and destinations along Mexico’s Gulf Coast and generated higher traffic at the Los Cabos airport last year.

On the other hand, it is worth mentioning the passenger growth at the airports of La Paz ,with 3.5 thousand additional passengers; Tijuana, with 1.7 thousand passengers; Puerto Vallarta, with 1.3 thousand passengers; Manzanillo, with 0.7 passengers; Los Mochis, with 0.4 thousand passengers; and Mexicali, with 0.1 thousand passengers (for a total increase of 7.7 thousand international passengers at these airports compared to June 2006).

Domestic Terminal Passengers (in thousands):

Airport	Jun-06	Jun-07	% Var	Ene-Jun 06	Ene-Jun 07	% Var
Guadalajara	306.9	408.0	33.0%	1,833.8	2,352.0	28.3%
Tijuana	274.8	394.7	43.6%	1,675.0	2,247.1	34.2%
Puerto Vallarta	53.9	73.2	35.8%	306.2	372.3	21.6%
Los Cabos	44.4	61.4	38.5%	254.7	333.2	30.8%
Hermosillo	78.2	99.7	27.6%	536.1	602.3	12.3%
Bajio	49.8	70.4	41.5%	293.4	404.2	37.7%
Morelia	24.2	31.8	31.1%	150.4	182.5	21.4%
Mexicali	37.6	52.2	38.8%	249.8	275.9	10.4%
La Paz	26.0	47.1	81.4%	180.8	282.4	56.2%
Aguascalientes	20.9	31.6	50.7%	128.9	161.4	25.2%
Manzanillo	9.6	10.1	5.2%	62.2	54.9	-11.7%
Los Mochis	10.6	21.4	102.8%	80.0	135.9	69.9%
Total	936.7	1,301.6	38.9%	5,751.2	7,404.0	28.7%

GAP Passenger Traffic Report June	Page 2 of 4

International Terminal Passengers (in thousands):

Airport	Jun-06	Jun-07	% Var	Ene-Jun 06	Ene-Jun 07	% Var
Guadalajara	194.4	187.8	-3.4%	1,169.6	1,054.0	-9.9%
Tijuana	1.2	2.9	142.3%	6.6	12.6	91.4%
Puerto Vallarta	164.4	165.7	0.8%	1,412.6	1,356.3	-4.0%
Los Cabos	195.3	188.1	-3.7%	1,237.9	1,148.6	-7.2%
Hermosillo	8.4	6.7	-20.2%	53.6	45.6	-14.9%
Bajio	39.4	35.6	-9.8%	239.7	217.4	-9.3%
Morelia	23.9	17.0	-29.1%	148.7	107.9	-27.5%
Mexicali	0.4	0.3	-9.8%	2.0	2.2	10.2%
La Paz	1.4	4.9	252.2%	16.4	31.0	88.8%
Aguascalientes	11.5	9.9	-13.7%	60.7	57.6	-5.2%
Manzanillo	4.3	5.1	16.8%	83.6	88.8	6.2%
Los Mochis	0.4	0.8	105.6%	4.0	3.6	-11.6%
Total	645.0	624.8	-3.1%	4,435.5	4,125.6	-7.0%

Total Terminal Passengers (in thousands):

Airport	Jun-06	Jun-07	% Var	Ene-Jun 06	Ene-Jun 07	% Var
Guadalajara	501.3	595.8	18.9%	3,003.3	3,406.0	13.4%
Tijuana	276.0	397.6	44.1%	1,681.6	2,259.7	34.4%
Puerto Vallarta	218.3	238.8	9.4%	1,718.8	1,728.7	0.6%
Los Cabos	239.6	249.5	4.1%	1,492.6	1,481.8	-0.7%
Hermosillo	86.6	106.4	22.9%	589.7	647.9	9.9%
Bajio	89.2	106.0	18.8%	533.1	621.6	16.6%
Morelia	48.2	48.8	1.2%	299.1	290.4	-2.9%
Mexicali	38.0	52.6	38.4%	251.7	278.0	10.4%
La Paz	27.4	52.1	90.1%	197.2	313.3	58.9%
Aguascalientes	32.4	41.5	27.9%	189.6	219.0	15.5%
Manzanillo	13.9	15.1	8.8%	145.8	143.7	-1.4%
Los Mochis	10.9	22.2	102.9%	84.0	139.4	66.0%
Total	1,581.8	1,926.4	21.8%	10,186.7	11,529.5	13.2%

GAP Passenger Traffic Report June	Page 3 of 4

Low-Cost Carriers

At the close of June 2007, the weekly schedule of flights operated by LCC’s increased by 44 weekly segments compared to May 2007. As a result, GAP’s airports currently have a total of 833 segments, totaling 48 routes operated by LCC’s.

During June 2007, a total of 496.4 thousand passengers were transported by LCC’s (Interjet, Avolar, Volaris, Alma, Click and VivaAerobus), representing 38.14% of domestic passenger traffic for the month.

Currently, LCC’s operate at eleven out of the Company’s twelve airports.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report June	Page 4 of 4

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By:	/s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: July 6, 2007